STELLAR BIOTECHNOLOGIES ANNOUNCES CHOW AND BRISSON TO NEW C-LEVEL POSTS

PORT HUENEME, CA, (August 9, 2012) -- Stellar Biotechnologies, Inc. ("Stellar") (TSX-V: KLH) (PINKSHEETS: SBOTF) (Frankfurt: RBT) is very pleased to announce that Herbert S. Chow, Ph.D. has been appointed to the position of Chief Technology Officer (CTO) and Catherine Brisson, Ph.D. has been appointed the position of Chief Pharmaceutical Officer (CPO) for the Company.

Stellar’s President & CEO, Frank Oakes said, “This is an important move for Stellar as it fills two key positions on senior management team with two extremely talented professionals with extensive experience in the science and technology surrounding KLH, and a deep understanding of our strategic pathway and product pipeline. I do not believe the Company could have found two more qualified candidates to meet the challenges of these two key positions and support the effective execution of the company’s plan over the next few years.”

New CPO, Catherine Brisson said, “I am very excited to be a part of this technology which perfectly fits the needs of the pharmaceutical industry. I feel confident that my commercial development expertise and strategic insight will contribute to Stellar’s immediate and future successes. I am pleased to be working in this new capacity with the first-class team of scientific, engineering, and business leaders that Stellar has assembled - all focused on tackling a challenging but critically important mission of advancing the innovative KLH therapeutic platform.”

New CTO, Herbert Chow said, “I am looking forward to working with the management team, our Board and Scientific Advisory Board to design and advance an innovative pipeline of KLH based vaccine candidates for the diagnosis and treatment of serious indications with a huge unmet medical need. I am excited to face the challenges ahead and to lead the development of the next generation of infectious disease and oncology vaccine solutions.”

About Stellar Biotechnologies, Inc. (www.StellarBiotech.com)

Stellar Biotechnologies, Inc. (TSX-V: KLH) (U.S. OTC: SBOTF) (Frankfort: RBT) is the world leader in sustainable manufacture of Keyhole Limpet Hemocyanin (KLH). KLH is an important immune-stimulating protein used in wide-ranging therapeutic and diagnostic markets. Potent, yet proven safe in humans, KLH operates as both a vital component for conjugate vaccines (targeting cancer, autoimmune, and infectious diseases) as well as an antigen for measuring immune status. Stellar Biotechnologies was founded to address the growing demand for renewable, commercial-scale supplies of high-quality, GMPgrade KLH. Stellar has developed leading practices, facilities and proprietary capabilities to address this need. To receive regular updates, enter email at bottom of http://stellarbiotechnologies.com/investors/news releases/

Contact:

Frank Oakes, President & CEO

foakes@stellarbiotech.com

Main +1 (805) 488-2800

There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Readers should not place undue reliance on such statements. Except in accordance with applicable securities laws, the Company expressly disclaims any obligation to update any forward-looking statements or forward-looking statements that are incorporated by reference herein. This news release does not constitute an offer to sell, or a solicitation of an offer to buy any of the Company's securities set out herein in the United States, or to, or for the benefit or account of, a U.S. Person or person in the United States. Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.